Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item	1 Name and Address of Company

Fairfax Financial Holdings Limited (“Fairfax”)

95 Wellington Street West

Suite 800

Toronto, Ontario

M5J 2N7

Item	2 Date of Material Change

November 17, 2021.

Item	3 News Release

A news release with respect to the material change was issued by Fairfax on November 17, 2021 through the facilities of GlobeNewswire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item	4 Summary of Material Change

On November 17, 2021, Fairfax announced its intention to commence a substantial issuer bid, pursuant to which Fairfax will offer to repurchase for cancellation up to US$1.0 billion of its subordinate voting shares (the “Shares”) from shareholders for cash (the “Offer”).

Item	5 Full Description of Material Change

5.1 – Full Description of Material Change

On November 17, 2021, Fairfax announced its intention to commence a substantial issuer bid, pursuant to which Fairfax will offer to repurchase for cancellation up to US$1.0 billion of its subordinate voting shares from shareholders for cash.

The Offer will proceed by way of a “modified Dutch auction”, which allows shareholders to select the price, within the specified range, at which each shareholder is willing to sell all or a portion of their Shares. The Offer prices range from US$425.00 to US$500.00 per Share (in increments of US$5.00 per Share). The Offer will be for up to a maximum of 2,352,941 Shares, or approximately 8.72% of Fairfax’s 26,986,170 total issued and outstanding Shares, based on full participation and a purchase price equal to the minimum purchase price per Share.

Shareholders who wish to participate in the Offer will be able to do so through (i) auction tenders in which they will specify the number of Shares being tendered at a price of not less than US$425.00 and not more than US$500.00 per Share, in increments of US$5.00 per Share; or (ii) purchase price tenders in which they will not specify a price per Share, but rather, will agree to have a specified number of Shares purchased at the purchase price to be determined by auction tenders. Shareholders who validly deposit Shares without specifying the method in which they are tendering their Shares will be deemed to have made a purchase price tender. Fairfax has been informed by V. Prem Watsa, Fairfax’s Chairman and Chief Executive Officer, that Mr. Watsa and entities controlled by him, will not deposit any Shares owned or controlled by him pursuant to the Offer (including, for greater certainty, in respect of any Shares into which multiple voting shares of Fairfax controlled by Mr. Watsa are convertible).

Upon expiry of the Offer, Fairfax will determine the lowest purchase price (which will not be more than US$500.00 per Share and not less than US$425.00 per Share) that will allow Fairfax to purchase the maximum number of Shares properly tendered to the Offer, and not properly withdrawn, having an aggregate purchase price not exceeding US$1.0 billion.

The Offer will expire at 5:00 p.m. (Eastern time) on December 23, 2021, unless extended or withdrawn by Fairfax.

5.2 – Disclosure for Restructuring Transactions

Not applicable.

Item	6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item	7 Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item	8 Executive Officer

For further information, please contact:

Peter Clarke, Vice President and Chief Operating Officer at (416) 367-4941.

Item	9 Date of Report

November 22, 2021.